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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________ March 2004

DESERT SUN MINING CORP.
(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
Executive Offices

1. Independent Contractor Agreement with Stan Bharti, dated 11/01/2003
2. Consulting Agreement with John Carlesso, dated 9/22/2003
3. Independent Contractor Agreement with McCarvill Consulting, dated 11/1/2003
4. Consulting Agreement with Kurt Menchen, dated 2/13/2003
5. Independent Contractor Agreement with Pearson Geological Limited, dated 11/1/2003
6. Executive Employment Agreement with Peter Tagliamonti, effective 11/3/2003
7. Independent Contractor Agreement with Stephen Woodhead Consulting, dated 11/01/2003
8. Independent Contractor Agreement with Wonnacott Consulting, dated 11/01/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEPENDENT CONTRACTOR AGREEMENT

THIS AGREEMENT is made as of the 1st day of November, 2003.

BETWEEN:

> **DESERT SUN MINING CORP.,** a body corporate duly incorporated
> under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
> Box 67, Toronto, Ontario, M5H 2M5
>
> (hereinafter called the "Company")

AND: OF THE FIRST PART

> **STAN BHARTI**, an individual with an address of 66 Mathersfield Drive, Toronto,
> Ontario, M4W 3W5
>
> (hereinafter called the "Consultant")

OF THE SECOND PART

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide management consulting services as the President and Chief Executive Officer of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall commence on the 1st day of November, 2003 and shall continue for a period of two years and two months to terminate on the 31st day of December, 2005, subject to the termination provisions in paragraph 11 and paragraph 13. The term may also be extended by mutual agreement of the parties upon terms to be negotiated. Notice of a desire to extend the term must be provided no later than ninety (90) days prior to the expiry of the initial term or any subsequent term. In the event that the initial term or any subsequent term of this Agreement is not extended, then the Company shall, within 30 days of the end of the initial or subsequent term, as applicable, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fee that the Consultant then receives.

3. The base fee for the Consultant's services hereunder shall be at the rate of $15,000 per month, subject to quarterly review by the Board of Directors, plus applicable goods and services tax, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

In addition, the Consultant is entitled to participate in the following benefit plans:

     a. Group Life Insurance Plan;
     b. Accidental Death & Dismemberment Plan;
     c. Long Term Disability Plan;
     d. Extended Health Care: and
     e. Dental Care Plan.

4. The Consultant shall be responsible for:

     a. the payment of income taxes and goods and services tax remittances as shall be required by any governmental entity with respect to fees paid by the Company to the Consultant;

     b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

     c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis, and the Company will reimburse the Consultant within fourteen (14) days of receipt of the Consultant's invoice for all appropriate invoiced expenses.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional fees other than as provided in paragraph 3.

11. This Agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing. Just cause shall be defined to include, but is not limited to the following:

   a. Dishonesty or fraud;

   b. Theft;

   c. Breach of fiduciary duties;

   d. Being guilty of bribery or attempted bribery; or

   e. Gross mismanagement.

Prior to December 31, 2005, the Company may terminate this Agreement without cause by making a payment to the Consultant that is equivalent to twelve (12) months base fees that the Consultant then receives in the form of a lump sum payment, within thirty (30) days of the termination date.

12. In the event this Agreement is terminated for just cause, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant's appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fees that the Consultant then receives and the stock options granted to the Consultant shall be dealt with in accordance with the terms of the Company's stock option plan.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship. Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, unemployment insurance payments or Canada Pension Plan contributions or the like.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. The division of this Agreement into paragraphs is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs are to paragraphs of this Agreement.

21. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

22. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Company and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing herein contained shall prevent the Company from proceeding at its election against the Consultant in the courts of any other province or country.

23. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

STAN BHARTI

_____

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference this 22nd day of September, 2003.

BETWEEN:

> **DESERT SUN MINING CORP.,** a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5
>
> (hereinafter called the "Company")

AND: OF THE FIRST PART

> **JOHN CARLESSO**, an individual with an address of 45 Tullis Drive, Toronto, Ontario, M4S 2E5
>
> (hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide consulting services as the Vice President, Corporate Development of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3. The basic remuneration for the Consultant's services hereunder shall be at the rate of $5,000 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month. In addition, you will be granted 100,000 options to purchase common shares of the Company at a price of $1.62 per share. Said options will vest 25% on grant and the remainder vesting at the rate of 25% per quarter.

4. The Consultant shall be responsible for:

    a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;

    b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

    c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11. This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

    (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or

    (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or

(c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or

(d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or

(e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12. In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

JOHN CARLESSO

_____

**INDEPENDENT CONTRACTOR AGREEMENT**

THIS AGREEMENT is made as of the 1st day of November, 2003.

BETWEEN:

>**DESERT SUN MINING CORP.,** a body corporate duly incorporated
>under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
>Box 67, Toronto, Ontario, M5H 2M5
>
>(hereinafter called the "Company")

AND: OF THE FIRST PART

>**MCCARVILL CONSULTING**, through the person of Gerald McCarvill, an individual
>with an address of 294 Dawlish Avenue, North York, Ontario, M4N 1J5
>
>(hereinafter called the "Consultant")

OF THE SECOND PART

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide management consulting services as the Chairman of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall commence on the 1st day of November, 2003 and shall continue for a period of two years and two months to terminate on the 31st day of December, 2005, subject to the termination provisions in paragraph 11 and paragraph 13. The term may also be extended by mutual agreement of the parties upon terms to be negotiated. Notice of a desire to extend the term must be provided no later than ninety (90) days prior to the expiry of the initial term or any subsequent term. In the event that the initial term or any subsequent term of this Agreement is not extended, then the Company shall, within 30 days of the end of the initial or subsequent term, as applicable, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fee that the Consultant then receives.

3. The base fee for the Consultant's services hereunder shall be at the rate of $8,333.33 per month, subject to quarterly review by the Board of Directors, plus applicable goods and services tax, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

In addition, the Consultant is entitled to participate in the following benefit plans:

>a. Group Life Insurance Plan;
>b. Accidental Death & Dismemberment Plan;
>c. Long Term Disability Plan;

d. Extended Health Care: and

e. Dental Care Plan.

4. The Consultant shall be responsible for:

a. the payment of income taxes and goods and services tax remittances as shall be required by any governmental entity with respect to fees paid by the Company to the Consultant;

b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis, and the Company will reimburse the Consultant within fourteen (14) days of receipt of the Consultant's invoice for all appropriate invoiced expenses.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional fees other than as provided in paragraph 3.

11. This Agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing. Just cause shall be defined to include, but is not limited to the following:

> a. Dishonesty or fraud;
>
> b. Theft;
>
> c. Breach of fiduciary duties;
>
> d. Being guilty of bribery or attempted bribery; or
>
> e. Gross mismanagement.

Prior to December 31, 2005, the Company may terminate this Agreement without cause by making a payment to the Consultant that is equivalent to twelve (12) months base fees that the Consultant then receives in the form of a lump sum payment, within thirty (30) days of the termination date.

12. In the event this Agreement is terminated for just cause, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant's appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fees that the Consultant then receives and the stock options granted to the Consultant shall be dealt with in accordance with the terms of the Company's stock option plan.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship. Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, unemployment insurance payments or Canada Pension Plan contributions or the like.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. The division of this Agreement into paragraphs is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs are to paragraphs of this Agreement.

21. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

22. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Company and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing herein contained shall prevent the Company from proceeding at its election against the Consultant in the courts of any other province or country.

23. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

MCCARVILL CONSULTING, by Gerald McCarvill

_____

**CONSULTING AGREEMENT**

**THIS AGREEMENT** is dated for reference this 13th day of February, 2003.

BETWEEN:

> **DESERT SUN MINING CORP.,** a body corporate duly incorporated
> under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
> Box 67, Toronto, Ontario, M5H 2M5
>
> (hereinafter called the "Company")

AND: OF THE FIRST PART

> **KURT MENCHEN**, an individual residing in Brazil
>
> (hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide consulting services as the Vice President – Operations of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3. The basic remuneration for the Consultant's services hereunder shall be at the rate of $7,500 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4. The Consultant shall be responsible for:

   a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
   b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

    c.   obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10 The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11. This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

    (a)   The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or

    (b)   The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or

    (c)   The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or

    (d)   The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or

    (e)   The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12. In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein.   This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

KURT MENCHEN

_____

**INDEPENDENT CONTRACTOR AGREEMENT**

THIS AGREEMENT is made as of the 1st day of November, 2003.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated
under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

PEARSON GEOLOGICAL LIMITED, through the person of William Pearson, an
individual residing at 55 Bradbeer Crescent, Thornhill, Ontario, L4J 5N6

(hereinafter called the "Consultant")

OF THE SECOND PART

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide management and technical consulting services as the Vice President, Exploration of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall commence on the 1st day of November, 2003 and shall continue for a period of two years and two months to terminate on the 31st day of December, 2005, subject to the termination provisions in paragraph 11 and paragraph 13. The term may also be extended by mutual agreement of the parties upon terms to be negotiated. Notice of a desire to extend the term must be provided no later than ninety (90) days prior to the expiry of the initial term or any subsequent term. In the event that the initial term or any subsequent term of this Agreement is not extended, then the Company shall, within 30 days of the end of the initial or subsequent term, as applicable, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fee that the Consultant then receives.

3. The base fee for the Consultant's services hereunder shall be at the rate of $12,500 per month, subject to quarterly review by the Board of Directors, plus applicable goods and services tax, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

In addition, the Consultant is entitled to participate in the following benefit plans:

        a. Group Life Insurance Plan;
        b. Accidental Death & Dismemberment Plan;
        c. Long Term Disability Plan;

        d. Extended Health Care: and

        e. Dental Care Plan.

4. The Consultant shall be responsible for:

        a. the payment of income taxes and goods and services tax remittances as shall be required by any governmental entity with respect to fees paid by the Company to the Consultant;

        b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

        c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis, and the Company will reimburse the Consultant within fourteen (14) days of receipt of the Consultant's invoice for all appropriate invoiced expenses.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional fees other than as provided in paragraph 3.

11. This Agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing. Just cause shall be defined to include, but is not limited to the following:

   a. Dishonesty or fraud;

   b. Theft;

   c. Breach of fiduciary duties;

   d. Being guilty of bribery or attempted bribery; or

   e. Gross mismanagement.

Prior to December 31, 2005, the Company may terminate this Agreement without cause by making a payment to the Consultant that is equivalent to twelve (12) months base fees that the Consultant then receives in the form of a lump sum payment, within thirty (30) days of the termination date.

12. In the event this Agreement is terminated for just cause, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant's appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fees that the Consultant then receives and the stock options granted to the Consultant shall be dealt with in accordance with the terms of the Company's stock option plan.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship. Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, unemployment insurance payments or Canada Pension Plan contributions or the like.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. The division of this Agreement into paragraphs is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs are to paragraphs of this Agreement.

21. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

22. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Company and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing herein contained shall prevent the Company from proceeding at its election against the Consultant in the courts of any other province or country.

23. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

PEARSON GEOLOGICAL LIMITED, by William Pearson

_____

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement, hereto ("Agreement"), is entered into by and between Desert Sun Mining Corp. ("ELD") and Peter Wilson Tagliamonti ("Executive"), to be effective on 3rd day of November (the "Effective Date") with a start date of January 5, 2004.

WITNESSETH:

WHEREAS, DSM is desirous of employing the Executive pursuant to the terms and conditions and for the consideration set forth in this Agreement, and the Executive is desirous of entering the employment of DSM pursuant to such terms and conditions and for such consideration.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and obligations contained herein, DSM and the Executive agree as follows:

EMPLOYMENT AND DUTIES:

DSM agrees to employ the Executive, and the Executive agrees to be employed by DSM, beginning as of the Effective Date and continuing until the date of termination of the Executives employment pursuant to the provisions of and subject to the terms and conditions of this agreement.

Beginning as of the Effective Date, the Executive shall be employed as VP Operations and Chief Operations Officer (COO) of DSM. The Executive will also serve as a company officer of DSM. The Executive agrees to serve in the assigned position or in such other executive capacities as may be requested from time to time by DSM and to perform diligently and to the best of the Executives abilities the duties and services appertaining to such positions as reasonably determined by DSM, as well as such additional or different duties and services appropriate to such positions which the Executive from time to time may be reasonably directed to perform by DSM.

POSITION
Title of the executives position in DSM will be that of; VP Operations and Chief Operations Officer (COO). The Executive would also be a company officer.

LINE OF AUTHORITY
The executive will report to the President & Director of DSM.

TERM
A two (2) year contract. DSM to renegotiate the Executives contract at the end of 2 years.

COMPENSATION
As at the date hereof, the Executive shall be entitled to an annual base salary at the rate of US$ 190,000 per annum (which shall accrue from day to day) payable by equal monthly installments in arrears on the last day of every month.

BONUS
Signing Bonus
    *   DSM shall grant to the Executive a one-time signing bonus of US$50,000 bonus which will be paid the executive at the Start Date.

Performance Bonus
    *   Quarterly bonuses, based on performance, of US$25 000. The milestones to be set by the CEO and the Board and agreed to by the Executive at the beginning of each quarter.

STOCK OPTIONS
Upfront grant of 400 000 DSM stock options, with 25% vesting immediately and the remainder every 6 months. All options vested over 18 months. Additional options to be granted, based on the Board approval, every year

EXPATRIATION EXPENSES
An upfront expatriation allowance of US$ 15,000 will be paid at beginning of the Effective date. No additional expatriation allowance will be granted at the end of contract term.

IN COUNTRY RELOCATION EXPENSES
DSM would cover the costs incurred to move the Executives personal effects from his current area of residence Belo Horizonte (area), MG to Jacobina, BA, to a maximum of US$1,000.

GENERAL BENEFITS
    *   The Company to provide a vehicle and all communication equipment such as a computer, printer and mobile phone (operation and maintenance are to DSM account)

All of the above mentioned items would remain the property of DSM

HOLIDAYS BENEFITS:
The Executive shall (in addition to the post countries public and national holidays) be entitled to twenty-five business days of paid holiday in each calendar year to be taken at a time or times mutually agreed with DSM and the Executive. The Executive's entitlement to holiday during the first year of employment shall be pro-rated as necessary.

The Executive shall be entitled to carry forward to any subsequent year any holiday days to which he was entitled in the previous year but which he did not take during such previous year.

"Business Day" means any weekday, save for Saturdays, Sundays and holidays.

TRAVEL BENEFITS
The Executive and family shall be entitled to a maximum of four business trips per year from Brazil to North Bay, Ontario as long as the employee is based in Brazil (presently scheduled for one year – 2004).

Travel Class: For trips requiring more then 5 hours flight time; Business Class fairs will be allowed.

COMPANY BUSINESS TRAVEL

Travel Class: For trips requiring more then 5 hours flight time; Business Class fairs will be allowed.

INSURANCE COVERAGE
Comprehensive and full insurance will be provided for Executive and dependents covering; life, Disability, Medical and Dental insurance during off shore postings.

HOUSING & FUNISHINGS
  * Housing and services to be provided by the DSM for the first year, while the employee is resident in Brazil.

LOCATION
The location of employment will initially be based in Brazil with travel to Canada. Following the successful start-up of the Jabobina mining operation the Executive will be based in Canada. The Executive may be required, on a temporary basis, to work in Canada and/or overseas as may be determined by DSM from time to time and undertake such travel overseas as may reasonably be required. In the event of DSM requiring the Executive to relocate as aforesaid, DSM shall give to the Executive adequate notice thereof.

Primary location, Toronto, with location for the first year in Brazil, at Jacobina

MISCELLANEOUS ITEMS
  * **DOCUMENTATION**
    All costs associated with obtaining and maintaining proper work and travel documents will be covered by DSM.
  * **PROFESSIONAL ASSOCIATIONS MEMBERSHIP**
    All Professional Association Membership fees that are of benefit to DSM would be covered. i.e. P.Eng. (Canada +/- CAN$180/yr.), CIM (Canada+/- CAN$ 144/yr.), CREA (Brasil +/- BR$ 200)

TERMINATION PRIOR TO EXPIRATION OF TERM
If the Executives employment with DSM terminates for any reason other then just cause with in the first two(2) years, DSM shall pay to Executive a severance benefit consisting of a single lump sum cash payment equal to one years' of Executives base salary as in effect at the date of Executives termination of employment. Such severance benefit shall be paid no later than sixty (60) days following Executives termination of employment.

TERMINATION
If the Executives employment with DSM terminates for any reason after the initial two (2) year term, DSM shall pay to Executive a severance benefit consisting of a single lump sum cash payment equal to one month's compensation for each year of service. Such severance benefit shall be paid no later than sixty (60) days following Executives termination of employment.

GOVERNING LAW
This Agreement shall be subject to Canadian Law and the parties hereto hereby agree to submit to the non-exclusive jurisdiction of the Canadian Courts.

IN WITNESS WHEREOF, Employer (DSM) and Executive have duly understood and executed this Agreement in multiple originals to be effective on the Effective Date.

Signed by

For and Behalf of

Desert Sun Mining Corp.
65 Queen Street West,
Suite #810, P.O. Box 67
Toronto, Ontario
M5H

_____
/s/   Stan Bharti
      President & Director

In the presence of:

_____
/s/

Signed by

_____
/s/   Peter Wilson Tagliamonte

In the presence of:

_____
/s/

<h1 style="text-align:center">INDEPENDENT CONTRACTOR AGREEMENT</h1>

THIS AGREEMENT is made as of the 1st day of November, 2003.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated
under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

WONNACOTT CONSULTING, through the person of Tony Wonnacott, an individual
with an address of 209 Bedford Park Avenue, Toronto, Ontario, M5M 1J4

(hereinafter called the "Consultant")

OF THE SECOND PART

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide legal consulting services as Corporate Counsel of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall commence on the 1st day of November, 2003 and shall continue for a period of two years and two months to terminate on the 31st day of December, 2005, subject to the termination provisions in paragraph 11 and paragraph 13. The term may also be extended by mutual agreement of the parties upon terms to be negotiated. Notice of a desire to extend the term must be provided no later than ninety (90) days prior to the expiry of the initial term or any subsequent term. In the event that the initial term or any subsequent term of this Agreement is not extended, then the Company shall, within 30 days of the end of the initial or subsequent term, as applicable, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fee that the Consultant then receives.

3. The base fee for the Consultant's services hereunder shall be at the rate of $6,250 per month, subject to quarterly review by the Board of Directors, plus applicable goods and services tax, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

In addition, the Consultant is entitled to participate in the following benefit plans:

        a. Group Life Insurance Plan;
        b. Accidental Death & Dismemberment Plan;
        c. Long Term Disability Plan;

> d. Extended Health Care: and
> e. Dental Care Plan.

4. The Consultant shall be responsible for:

> a. the payment of income taxes and goods and services tax remittances as shall be required by any governmental entity with respect to fees paid by the Company to the Consultant;
> b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
> c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis, and the Company will reimburse the Consultant within fourteen (14) days of receipt of the Consultant's invoice for all appropriate invoiced expenses.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional fees other than as provided in paragraph 3.

11. This Agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing. Just cause shall be defined to include, but is not limited to the following:

> a. Dishonesty or fraud;
>
> b. Theft;
>
> c. Breach of fiduciary duties;
>
> d. Being guilty of bribery or attempted bribery; or
>
> e. Gross mismanagement.

Prior to December 31, 2005, the Company may terminate this Agreement without cause by making a payment to the Consultant that is equivalent to twelve (12) months base fees that the Consultant then receives in the form of a lump sum payment, within thirty (30) days of the termination date.

12. In the event this Agreement is terminated for just cause, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant's appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fees that the Consultant then receives and the stock options granted to the Consultant shall be dealt with in accordance with the terms of the Company's stock option plan.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship. Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, unemployment insurance payments or Canada Pension Plan contributions or the like.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. The division of this Agreement into paragraphs is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs are to paragraphs of this Agreement.

21. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

22. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Company and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing herein contained shall prevent the Company from proceeding at its election against the Consultant in the courts of any other province or country.

23. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

WONNACOTT CONSULTING, by Tony Wonnacott

_____

INDEPENDENT CONTRACTOR AGREEMENT

THIS AGREEMENT is made as of the 1st day of November, 2003.

BETWEEN:

> **DESERT SUN MINING CORP.,** a body corporate duly incorporated
> under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O.
> Box 67, Toronto, Ontario, M5H 2M5
>
> (hereinafter called the "Company")

AND: OF THE FIRST PART

> **STEPHEN WOODHEAD CONSULTING**, through the person of Stephen Woodhead,
> an individual with an address of 286 Northwood Drive, Oakville, Ontario, L6M 1M7
>
> (hereinafter called the "Consultant")

OF THE SECOND PART

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1. The Consultant shall provide management and financial consulting services as the Chief Financial Officer of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2. The term of this Agreement shall commence on the 1st day of January, 2004 and shall continue for a period of two years to terminate on the 31st day of December, 2005, subject to the termination provisions in paragraph 11 and paragraph 13. The term may also be extended by mutual agreement of the parties upon terms to be negotiated. Notice of a desire to extend the term must be provided no later than ninety (90) days prior to the expiry of the initial term or any subsequent term. In the event that the initial term or any subsequent term of this Agreement is not extended, then the Company shall, within 30 days of the end of the initial or subsequent term, as applicable, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fee that the Consultant then receives.

3. The base fee for the Consultant's services hereunder shall be at the rate of $10,000 per month, subject to quarterly review by the Board of Directors, plus applicable goods and services tax, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

In addition, the Consultant is entitled to participate in the following benefit plans:

   a. Group Life Insurance Plan;
   b. Accidental Death & Dismemberment Plan;
   c. Long Term Disability Plan;

<ol type="a" start="4">

    d. Extended Health Care: and

    e. Dental Care Plan.

4. The Consultant shall be responsible for:

    a. the payment of income taxes and goods and services tax remittances as shall be required by any governmental entity with respect to fees paid by the Company to the Consultant;

    b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and

    c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5. The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6. During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7. The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis, and the Company will reimburse the Consultant within fourteen (14) days of receipt of the Consultant's invoice for all appropriate invoiced expenses.

8. The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9. The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10. The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional fees other than as provided in paragraph 3.

11. This Agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing. Just cause shall be defined to include, but is not limited to the following:

       a. Dishonesty or fraud;

       b. Theft;

       c. Breach of fiduciary duties;

       d. Being guilty of bribery or attempted bribery; or

       e. Gross mismanagement.

Prior to December 31, 2005, the Company may terminate this Agreement without cause by making a payment to the Consultant that is equivalent to twelve (12) months base fees that the Consultant then receives in the form of a lump sum payment, within thirty (30) days of the termination date.

12. In the event this Agreement is terminated for just cause, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13. In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant's appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 12 months base fees that the Consultant then receives and the stock options granted to the Consultant shall be dealt with in accordance with the terms of the Company's stock option plan.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders.

14. The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15. The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16. The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17. It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship. Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, unemployment insurance payments or Canada Pension Plan contributions or the like.

18. Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19. The provisions of this Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20. The division of this Agreement into paragraphs is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular paragraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs are to paragraphs of this Agreement.

21. Every provision of this Agreement is intended to be serverable. If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

22. This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Company and the Consultant each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing herein contained shall prevent the Company from proceeding at its election against the Consultant in the courts of any other province or country.

23. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

STEPHEN WOODHEAD CONSULTING, by
Stephen Woodhead

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Desert Sun Mining Corp. -- SEC File No. 000-29610</u>
(Registrant)

Date: <u>March 15, 2004</u>   By <u>/s/ Stan Bharti</u>
                         Stan Bharti, President/CEO/Director